DXI ENERGY APPOINTS SIMON RAVEN AS PRESIDENT AND CEO
AND CHAIRMAN OF THE BOARD OF DIRECTORS,
PLANS PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA, JUNE 13, 2019 – DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) (“DXI” or the “Company”), an upstream oil and gas exploration company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced changes to the Company’s management team, including the appointment of experienced oil and gas industry executive Simon Raven to the roles of President and Chief Executive Officer, and Chairman of the Board of Directors.

MANAGEMENT CHANGES

Current president Sean Sullivan states: “I was appointed President of the Company by the Board of Directors in December 2018. Upon my appointment, the Board established the following goals which management has been striving to implement:

a)	Reduce cash operating expenses and interest payments to the bare minimum;
b)	Source capital for the Company’s Canadian exploration efforts;
c)	Add an experienced industry executive, Ed Aabak of Denver, Colorado to the Company’s Board of Directors;
d)	Work with three First Nations in our Woodrush operating area north of Ft. St. John, B.C. to obtain drilling and site construction licenses for our programs in a cooperative and timely manner;
e)	Permanently eliminate cash compensation for Robert Hodgkinson, Chairman, and Sean Sullivan, President and CEO;
f)	Eliminate in full the $6,980,000 “Financial Contract Liability” on the Company’s Balance Sheet, at December 31, 2018; and
g)	Achieve positive cash flow from operations.”

Mr. Sullivan and the Board are pleased to confirm that all but the last of the above goals have been achieved in an expedient manner. Further, the two “high-impact” wells drilled on time and on budget by the Company over the past 16 months at Woodrush have delineated in excess of 10 Bcf of natural gas reserves. Once the Company completes and tie these two wells into an adjacent pipeline system, an operation which is subject to completion of additional financing-in-progress and currently scheduled for Q3 2019, the Company is hopeful that DXI will again achieve positive cash flow from operations. This will depend, for the most part, on prevailing market prices for natural gas at AECO and Station 2 in NE B.C., factors largely beyond the Company’s control.

“We are now embarking on an exciting era for the Company. I have decided it is time for new day-to-day leadership and with support of the Board, am stepping down from my roles as President and CEO of the Company. Further, Company Chairman, Robert Hodgkinson, will resign as Chairman of the Boards of all DXI subsidiaries. Both Bob and I will remain active, supportive Board members. Thank you for the opportunity to serve the Company over the past six months and for all the support.”

Based on the joint recommendation of Messrs. Sullivan and Hodgkinson, the Board of Directors has appointed industry professional, Simon Raven, of Calgary, Alberta, as Chairman, President, and CEO of DXI and all of its subsidiaries. Mr. Raven, P. Geol, MBA, is a professional geologist, and seasoned oil and gas executive with over 20 years of experience in finding, developing, and monetizing oil and gas projects worldwide. Mr. Raven has held senior management positions with a number of junior and senior upstream Canadian oil and gas companies including Oilsands Quest, Norwest Corporation, and Cenovus Energy. Most recently, Mr. Raven was Vice President of Geology and Geophysics for Koch Industries (Canada), a subsidiary of Koch Industries from Wichita, Kansas, one of the largest privately held companies in North America. While at Koch Industries (Canada), Mr. Raven managed the exploration efforts of a land inventory of over 1.5 million acres and a team of seasoned industry professionals. Mr. Raven has a proven track record of exploration and development success combined with a superb history of leadership and management of high-performance teams. Further, Mr. Raven has built strong relationships with investment banking firms in Calgary, Vancouver, Toronto, Houston, and New York.

“We are thrilled that Simon has accepted our offer to assume the Chairman, President, and CEO positions at our Company. He will be justifiably compensated and devote his professional time to the management and financing of our current project at Woodrush as well as the development of new oil-weighted prospects, primarily in Canada. We believe all stakeholders will welcome Mr. Raven to our Company.”

Mr. Raven says: “I am excited to be joining DXI at this point in the Company’s history. I am most thankful to Bob, Sean, the Board of Directors, and the entire management team for entrusting me with this responsibility. Initially, I will focus on ways to maximize oil and gas production from our existing Woodrush assets in NE B.C., as well as evaluating potential strategic acquisitions to increase our oil weighting and related cash flow from operations. Prior to making the decision to join DXI, I completed an extensive review of the Company’s technical and financial data. I firmly believe that DXI owns high quality assets that have yet to achieve their full potential. Through diligent technical work, operational expertise, and shrewd deal making, our team and the Board of Directors will work together to create value for all DXI stakeholders.”

PRIVATE PLACEMENT

Subject to regulatory approval, the Company has applied to the TSX for conditional approval of a non-brokered private placement to issue up to 8,333,333 common shares at CDN$0.06 per share to raise gross and net proceeds of CDN$500,000. Of this amount, incoming Chairman, President & CEO, Simon Raven, will subscribe for CDN$262,605, or 52.5% of the new issue of shares, while CFO David Matheson will subscribe for $87,535, or 17.5% of the new issue. Closing is expected to occur on or before June 30, 2019. The funds so raised will be applied to the Company’s Woodrush project in NE B.C. and general working capital.

About DXI Energy Inc.: DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the private placement, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.

Simon Raven	David Matheson
President & CEO	CFO
403-875-2508	604-638-5054
sraven@dxienergy.com	dmatheson@dxienergy.com